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MAR 16 2016

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16014953

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kyson & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Parkview Drive, Suite 119
(No. and Street)

Covina (City) CA (State) 91724 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Chuen Jen Su 626 -678-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Eric Chuen Jen Su, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kyson & Company, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

C.E.O.

Title

Notary Public



CHERYL H. HSU
COMM. # 2074296
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES AUG. 8, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kyson & Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Kyson & Company
Covina, CA 91724

I have audited the accompanying statement of financial condition of Kyson & Company (the "Company"), a California corporation, as of December 31, 2015 and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that Kyson & Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event Kyson & Company cannot continue in existence.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockline, CA
March 4, 2016

Kyson & Co.
Statement of Financial Condition
December 31, 2015

Assets

Cash		$ 1,459
Clearing broker deposit		49,805
Property and Equipment, at cost, net of accumulated depreciation of $31,542		0
Total Assets		$ 51,264

Liabilities and Stockholders' Equity

Liabilities		
Loan from Shareholder		$ 36,000
Accrued expenses		1,800
Payroll Tax payable		292
Total Liabilities		38,092
Stockholders' Equity		
Common stock, $1 par value, 1,000,000 shares authorized; 335,000 shares issued and outstanding	$ 335,000	
Paid-in capital	60,195	
Retained earnings (deficit)	(382,023)	
		13,172
Total Liabilities and Stockholders' Equity		$ 51,264

See accompanying notes to financial statements

Kyson & Co.
Statement of Income (Loss)
For Year Ended December 31, 2015

Revenues	
Commissions and fees	$ 29,562
Total Revenues	29,562
Direct Costs	
Commission expense	1,363
Ticket clearing charges	19,767
Total Direct Costs	21,130
Gross Profit	8,432
Expenses	
Computer and internet expense	2,100
Insurance	472
Office expense	1,557
Professional fees	3,370
Rent	5,400
Salaries and payroll taxes	39,748
All other expenses	2,524
Total Expenses	55,171
Income(loss) before provision for income taxes	(46,739)
Income tax provision	800
Net Income (Loss)	$ (47,539)

See accompanying notes to financial statements

Kyson & Co.
Statement of Changes in Stockholders' Equity
For Year Ended December 31, 2015

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2014	275,000	$275,000	$100,195	$(334,484)	$40,711
Capital Contribution	60,000	60,000	(40,000)		20,000
Net Income (loss)				(47,539)	(47,539)
Balance, December 31, 2015	335,000	$335,000	$60,195	$(382,023)	$ 13,172

See accompanying notes to financial statements

Kyson & Co.

Statement of Cash Flows

For Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net income (loss)	$ (47,539)
Changes in operating assets and liabilities:	
Clearing broker deposit	195
Commissions receivable	2,450
Accounts payable	(11,173)
Commissions payable	(301)
Net Cash Provided (used) by Operating Activities	(56,368)
Cash Flows from Financing Activities:	
Loan from Shareholder	36,000
Capital contribution	20,000
Cash Flows from Financing Activities	56,000
Net decrease in cash	(368)
Cash - beginning of the year	1,827
Cash - end of year	$ 1,459
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

See accompanying notes to financial statements

Kyson & Co.
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Kyson & Co. (the "Company") was incorporated on July 27, 1994. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The company's management elected to terminate business operations and transfer client accounts to their choice of destination on May 31, 2015.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Put and call broker or dealer or option writer

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Kyson & Co.
Notes to Financial Statements
December 31, 2015

Note 2 – Significant Accounting Policies (continued)

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are Observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities Measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

Assets	Level 1	Level 2	Level 3	Total
Cash	$ 1,459	-	-	$ 1,459
Clearing broker deposit	$ 49,805	-	-	$ 49,805

Note 4 – Clearing Broker Deposit

The Company has a month to month agreement with clearing broker Wedbush, no early termination charge. The company no longer has commission income after June 30, 2015. They deducted some miscellaneous fees from the deposit and ending balance as of December 31, 2015 is $ 49,805.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $13,172 which was $8,172 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.89 to 1.

Note 7 – Income Taxes

As discussed in Note 2 - Significant Accounting Policies the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2015, the Company recorded the minimum franchise tax of $800.

Note 8 – Related Party

Facilities leased from the majority owner: See Note 9

Note 9 – Leases

The facilities are leased from the majority owner at $ 1,800 per month on a month-to-month basis. Total rent expense for the year ending December 31, 2015 was $ 5,400. The lease agreement was cancelled on July 1, 2015 and replaced by a new lease agreement for a rate of $ 0 per month.

Kyson & Co.
Notes to Financial Statements
December 31, 2015

Note 10 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal years ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 11 – Loan From Shareholder

The majority shareholder agreed to lend the Company up to $ 49,805 in order to maintain net capital at the required level to be paid back from refund of $ 49,805 security deposit from Wedbush Securities. The balance of the shareholder loan at December 31, 2015 was $ 36,000.

Note 12 - Going Concern

The Company's management elected to terminate business operations and transfer client accounts to their choice of destination on May 31, 2015. The Company plans to continue to fund their operations with additional capital as needed by shareholder loan until a buyer is found for the Company's FINRA broker dealer shell license. The shareholder loan will be repaid with the Company's clearing broker deposit.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through March 4, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Kyson & Co.
Computation of Net Capital Requirements Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital	
Total stockholders' equity from statement of financial condition	$ 13,172
Net Capital	$ 13,172
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -	
6.67% of net aggregate indebtedness	$ 2,541
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital (Deficit)	$ 8,172
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 9,363
Computation of Aggregate Indebtedness	
Total liabilities	$ 38,092
Aggregate indebtedness to net capital	2.89

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 13,367
Variance:	
Decrease in clearing broker deposit	(195)
Net Capital Per Audited Report	$ 13,172

See accompanying notes to financial statements

Kyson & Co.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Kyson & Co. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Kyson & Co.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Kyson & Co. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Kyson & Company

I have reviewed management's statements, included in the accompanying Kyson & Company (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the period noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
March 4, 2016

KYSON & CO.

1055 Park View Drive., #119

Covina, CA 91724

Tel: (626)678-9000

Date: 2/29/2016

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Kyson & Co. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,



Eric Chuen Jen Su
Kyson & Co.